

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
C. Gregory Harper
Principal Executive Officer
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

> **Re: Midcoast Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-36175**
> **Registration Statement on Form S-3**
> **Filed December 9, 2014**
> **File No. 333-200810**

Dear Mr. Harper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 89

Consolidated Statements of Income, page 91

2. We note that you have contract arrangements where you receive commodities as compensation from the customers for the gathering processing and transportation services that you provide. We further note that the tangible commodities you receive can be sold by you to a willing participant at prevailing market rates. Please tell us how much revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. You may be required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Jennifer Thompson
Accounting Branch Chief

cc: Mark Maki